Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of the common stock, par value $0.001 per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Company”) which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following also contains a description of the Class A Stock, par value $0.001 per share (the “Class A Stock”; Common Stock and Class A Stock are referred to herein, collectively, as the “Common Shares”), of the Company, which is not registered pursuant to Section 12 of the Exchange Act but is convertible into shares of Common Stock at any time at the option of the holder. The description of the Class A Stock is necessary to understand the material terms of the Common Stock.

General

The Company is authorized to issue 320,000,000 shares of Common Stock, par value $0.001 per share, and 40,000,000 shares of Class A Stock, par value $0.001 per share. The following description summarizes selected information regarding the Common Stock and the Class A Stock, as well as relevant provisions of: (i) the Company’s Restated Certificate of Incorporation, as amended, as currently in effect (the “Articles”), (ii) the Company’s Amended and Restated By-Laws, as amended, as currently in effect (the “By-Laws”), and (iii) the New York Business Corporation Law (the “NYBCL”). The following summary description of the Common Stock and the Class A Stock is qualified in its entirety by, and should be read in conjunction with, the Articles and the By-Laws, copies of which have been filed as exhibits to the Company’s periodic reports under the Exchange Act, and the applicable provisions of the NYBCL.

Common Stock and Class A Stock

General. The rights of holders of Common Stock and holders of Class A Stock are identical except for voting rights, conversion rights, and restrictions on transferability.

Voting Rights. The holders of Common Stock are entitled to one vote per share and the holders of Class A Stock are entitled to ten votes per share. Except as otherwise expressly provided by law, holders of Common Shares have exclusive voting rights on all matters requiring a vote of shareholders. Except as provided by law, the holders of Common Stock and the holders of Class A Stock will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors. Shareholders are not entitled to vote cumulatively for the election of directors and no class of outstanding Common Shares acting alone is entitled to elect any directors.

Dividends and Liquidation. Except as described in this paragraph, holders of Common Stock and holders of Class A Stock have an equal right to receive dividends when and if declared by the Company’s board of directors out of funds legally available therefor. If a dividend or distribution payable in Class A Stock is made on the Class A Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Common Stock payable in shares of Common Stock. Conversely, if a dividend or distribution payable in Common Stock is made on the Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class A Stock payable in shares of Class A Stock. In the event of the Company’s liquidation, dissolution, or winding up, holders of Common Stock and Class A Stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of any preferred stock.

Optional Conversion Rights. Each share of Class A Stock may, at any time and at the option of the holder, be converted into one fully paid and nonassessable share of Common Stock. Upon conversion, such shares of Common Stock would not be subject to restrictions on transfer that applied to the shares of Class A Stock prior to conversion except to the extent such restrictions are imposed under applicable securities laws. The shares of Common Stock are not convertible into or exchangeable for shares of Class A Stock or any other of the Company’s shares or securities.

Other Provisions. Holders of Common Stock and holders of Class A Stock have no preemptive rights to subscribe for any additional securities of any class which the Company may issue and there are no redemption provisions or sinking fund provisions applicable to either such class, nor are the shares of Common Stock or Class A Stock subject to calls or assessments.

Transfer Restrictions. The Class A Stock is subject to certain limitations on transfer that do not apply to the Common Stock.

Listing. The Common Stock is listed on The Nasdaq Global Select Market under the symbol “REGN.” The Class A Stock is not listed on a securities exchange.

Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Equiniti Trust Company, LLC.

Anti-Takeover Effects of Provisions of the Articles, the By-Laws and the NYBCL

Under certain circumstances, certain provisions of the Company’s Articles, the Company’s By-Laws, and certain provisions of the NYBCL could have the effect of delaying or preventing a change in control of the Company or the Company’s management that shareholders may consider favorable or beneficial. Some of these provisions could discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Common Stock.

Among other things, the Articles and the By-Laws provide:

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authorization to issue “blank check” preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of the Common Stock and Class A Stock;

•	a staggered board of directors, so that it would take three successive annual shareholder meetings to replace all of the Company’s directors;
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a requirement that removal of directors may only be effected for cause and only upon the affirmative vote of at least eighty percent (80%) of the outstanding shares entitled to vote for directors, as well as a requirement that any vacancy on the board of directors may be filled only by the remaining directors;

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a provision whereby any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting, only if, prior to such action, all of the Company’s shareholders consent, the effect of which is to require that shareholder action may only be taken at a duly convened meeting; and

•	a requirement that any shareholder seeking to bring business before an annual meeting of shareholders must provide timely notice of this intention in writing and meet various other requirements.

Under the NYBCL, in addition to certain restrictions which may apply to “business combinations” involving the Company and an “interested shareholder,” a plan of merger or consolidation of the Company must be approved by two-thirds of the votes of all outstanding shares entitled to vote thereon.